UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1 – Exit Filing)1

ENLIVEN THERAPEUTICS, INC. (formerly, IMARA Inc.)
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

29337E102
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|   | Rule 13d-1(b)

|X | Rule 13d-1(c)

|   | Rule 13d-1(d)

1.The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 29337E102

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Pfizer Inc. 13-5315170
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 19,000
	6.	SHARED VOTING POWER 370,429
	7.	SOLE DISPOSITIVE POWER 19,000
	8.	SHARED DISPOSITIVE POWER 370,429
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,429*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.95%**
12.		TYPE OF REPORTING PERSON: CO
* Represents 19,000 shares held directly by Pfizer Inc. and 370,429 shares held directly by Pfizer Ventures (US) LLC, a wholly-owned subsidiary of Pfizer Inc.
** Based on 41,211,973 shares of common stock outstanding as of November 1, 2023, as reported in the Quarterly Report on Form 10-Q of Enliven Therapeutics, Inc. (the “Issuer”) for the quarterly period ended September 30, 2023 filed with the U.S. Securities and Exchange Commission on November 9, 2023.

CUSIP No. 29337E102

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Pfizer Ventures (US) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 370,429
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 370,429
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,249
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.90%*
12.		TYPE OF REPORTING PERSON: OO

* Based on 41,211,973 shares of common stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the U.S. Securities and Exchange Commission on November 9, 2023.

CUSIP No. 29337E102

SCHEDULE 13G

ITEM 1(a)	NAME OF ISSUER:

Enliven Therapeutics, Inc. (formerly IMARA Inc.)

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

6200 Lookout Road, Boulder, CO 80301

ITEM 2(a)	NAME OF PERSON FILING:

Pfizer Inc. (“Pfizer”) Pfizer Ventures (US) LLC (“PVUS”) PVUS is a wholly-owned subsidiary of Pfizer.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

Pfizer and PVUS: 66 Hudson Boulevard East, New York, New York 10001

ITEM 2(c)	CITIZENSHIP:

Pfizer and PVUS: Delaware

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value

ITEM 2(e)	CUSIP NUMBER:

29337E102

ITEM 3	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

Not applicable.

CUSIP No. 29337E102

ITEM 4	OWNERSHIP:

The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following | X |

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 29337E102

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

PFIZER INC.
By:	/s/ Susan Grant
Name:	Susan Grant
Title:	Assistant Secretary

PFIZER VENTURES (US) LLC

By:	/s/ Susan Grant
Name:	Susan Grant
Title:	Secretary